Exhibit 99.1

Webus International Officially rebrands as Wetour Robotics,

Establishes Austin, Texas Headquarters for Physical AI and Wearable Robotics

Austin, TX, March 16, 2026 (GLOBE NEWSWIRE) — Wetour Robotics Limited (NASDAQ: WETO) (“Wetour Robotics” or the “Company”), formerly known as Webus International Limited, today announced that its corporate name change has officially taken effect following the issuance of a new Certificate of Incorporation by the Registrar of Companies in the Cayman Islands. Concurrently, the Company announces the establishment of its U.S. headquarters and principal research center in Austin, Texas, to develop its Physical AI and wearable robotics platform.

Effective at the open of trading on March 17, 2026, the Company’s name change will be reflected on the Nasdaq Capital Market (the “Nasdaq”). The Company’s ordinary shares will continue to trade on the Nasdaq under the existing ticker symbol “WETO.”

A New Identity for a New Direction

The name Wetour Robotics reflects the Company’s strategic evolution from a travel technology provider into a Physical AI infrastructure company focused on the wearable robotics sector. The name change was approved by shareholders at the Company’s Extraordinary General Meeting on February 27, 2026.

Austin Headquarters and Research Center

The Austin facility will serve as Wetour Robotics’ global headquarters for technology strategy, product development, and ecosystem partnerships. The Company selected Austin for its concentration of robotics and AI engineering talent, proximity to the University of Texas at Austin’s nationally ranked robotics programs, and the city’s established infrastructure for advanced technology companies.

“Austin is where Physical AI talent lives. Our technology will be conceived, designed, and developed here. This is a U.S.-headquartered, U.S.-led technology effort” said Nan Zheng, Chief Executive Officer of the Company.

The Orchestra Platform

At the core of Wetour Robotics’ technology strategy is Orchestra — a next-generation operating system designed to serve as the intelligence and coordination layer for Physical AI and wearable robotics devices.

Orchestra is built around a central concept: externalizing computing power from individual wearable devices into a portable, high-performance AI hub. This approach allows wearable hardware — such as smart glasses, gesture-control wristbands, and body-worn sensors — to remain lightweight, energy-efficient, and practical for all-day use, while Orchestra’s hub handles the intensive AI processing, multi-device coordination, and real-time decision-making.

The platform is being developed with an open architecture approach. The Company plans to publish open interface protocols that allow third-party hardware manufacturers — including exoskeleton, wearable sensor, and robotic device makers — to integrate with Orchestra, while retaining proprietary capabilities in its core intelligence engine. “The real bottleneck in Physical AI isn’t building better robots — it’s imagining better use cases,” said Nan Zheng. “Orchestra gives non-technical builders the tools to create applications that engineers alone would never think of.”

“Today’s smartphones try to do everything in one device. We believe the future is different — your computing power moves with you in a dedicated hub, while purpose-built wearables handle what they do best: seeing, sensing, and moving. Orchestra is the nervous system that ties it all together,” said Nan Zheng.

Further details regarding the Company’s technology roadmap, research partnerships, and product development timeline are expected to be provided in subsequent filings and communications.

About Wetour Robotics Limited

Wetour Robotics Limited (NASDAQ: WETO), formerly known as Webus International Limited, is a technology company operating AI-driven premium travel and mobility services under its Wetour brand. Building on its foundation in AI and intelligent mobility, the Company is expanding into Physical AI infrastructure, developing Orchestra — a next-generation operating system that coordinates human intent with intelligent physical devices including wearable robotics. Wetour Robotics is headquartered in Austin, Texas. For more information, visit www.wetourrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “will,” “designed to,” “plans to,” “believes,” “intends,” “expects” and similar expressions identify forward-looking statements. These statements are based on the Company’s current expectations and involve risks and uncertainties, including but not limited to the Company’s ability to successfully develop and commercialize its technology platform, recruit key personnel, maintain adequate capital resources, and maintain compliance with the continued listing requirements of the Nasdaq Capital Market. Actual results could differ materially from those projected. The Company undertakes no obligation to update any forward-looking statements except as required by law.

Investor Relations Contact:

Annabelle Li

Investor Relations – Wetour Robotics Limited

Email: ir.annabelle@webus.vip